Tempo Offices, Unit B9,
431 Roberts Rd, Subiaco,
Western Australia, 6008

Tel: + 618 9445 1006
Fax: + 618 9204 2383
Email: invest@missionnewenergy.com

 Mission NewEnergy Limited Announces
Pricing of Public Offering

New York, New York – April 20, 2011 - Mission NewEnergy Limited (ASX: MBT and NASDAQ: MNEL) is pleased to announce today the pricing of its U.S. public offering of 2,785,000 ordinary shares at a public offering price of US$9.00 per share. The shares will begin trading today on the NASDAQ Global Market under the symbol "MNEL".

Mission has granted the underwriters an option to purchase up to an additional 417,750 shares at the public offering price to cover overallotments, if any.

Mission intends to use the net proceeds from this offering to expand its feedstock operations, including but not limited to Jatropha acreage expansion and construction of crude oil extraction facilities, as well as for working capital and other general corporate purposes.

Chardan Capital Markets, LLC and Rodman & Renshaw, LLC, are acting as joint book-running managers for the offering.  Maxim Group LLC and Northland Capital Markets are acting as co-managers for the offering.

The initial public offering is being made solely by means of a prospectus. A registration statement relating to these securities has been filed with, and declared effective by, the U.S. Securities and Exchange Commission.  Copies of the final prospectus relating to the offering, when available, may be obtained for free by visiting the U.S. Securities and Exchange Commission website at http://www.sec.gov. Alternatively, a copy of the prospectus related to this offering may be obtained from Chardan Capital Markets 17 State Street, New York, NY, 10004, telephone: 646-465-9025 or from Rodman & Renshaw, LLC, Prospectus Department, 1251 Avenue of the Americas, New York, NY, 10020, telephone: 212-430-1710 or email: prospectus@rodm.com, or by calling toll free: 1-800-851-2920 (calling this number is not toll free outside the United States).

This press release does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

About Mission NewEnergy

Mission NewEnergy Limited is a global provider of sustainable, renewable energy. Operating in Malaysia, India, Australia and North America, Mission NewEnergy is an integrated biodiesel producer and one of the world’s largest Jatropha plantation companies.  We can produce 105 million gallons of biodiesel annually and have expanding Jatropha plantations that currently span more than 194,000 acres,  representing a sustainable non-edible oil supply that we estimate will exceed 22 million barrels over the next 30 years. Jatropha Curcas, an inedible biofuel feedstock, is being cultivated by Mission’s 140,000 contract farmers on their marginal land that is not used for food crops.  By striving to maximize value realization from Jatropha by-products, Mission is striving to achieve a zero cost basis for its sustainable non-edible oil feedstock. To learn more, visit www.missionnewenergy.com.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations and estimates, as well as the beliefs and assumptions of management. The forward-looking statements included in this press release represent Mission's views as of the date of this press release. Mission anticipates that subsequent events and developments will cause its views to change. Mission undertakes no intention or obligation to update or revise any forward-looking statements, whether as of a result of new information, future events or otherwise. These forward-looking statements should not be relied upon as representing Mission's views as of any date subsequent to the date of this press release

For more information and a copy of this announcement, please visit: www.missionnewenergy.com or contact:
James Garton Head Corporate Finance, M&A Mission NewEnergy Limited + 61 8 9445 1006 james@missionnewenergy.com